January 20, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Bradley Ecker, Geoffrey Kruczek, SiSi Cheng, Melissa Gilmore

Re: Zapp Electric Vehicles Group Ltd

Registration Statement on Form F-4

Filed on December 16, 2022

File No. 333-268857

Dear Ladies and Gentleman:

On behalf of Zapp Electric Vehicles Group Ltd (the “Company”), reference is made to the letter dated January 12, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form F-4 (the “Registration Statement”). Separately today, the Company has submitted to the Commission Amendment No. 1 to the Registration Statement (“Amendment No. 1”) through EDGAR in response to the Staff’s comment. Amendment No. 1 has been marked to indicate changes from the Registration Statement. For your convenience, we have set forth below the Staff’s comment as set forth in the Comment Letter, followed by the Company’s response thereto (including page references to Amendment No. 1, when applicable). Terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1. The Company has reviewed this letter and authorized us to make the representations to you on their behalf.

Form F-4 filed December 16, 2022

Market and Industry Data, page 1

1.    We note that the prospectus includes “research and studies conducted by third parties.” Please clarify whether you commissioned any of the third-party data presented in your registration statement. To the extent that you commissioned any such data, please provide the consent of the third party in accordance with Rule 436.

Response: The Company respectfully advises the Staff that the Company did not commission any third-party data for use in the Registration Statement. As a result, no third-party consents are required under Rule 436.

Q. What equity stake will current CIIG II stockholders and Zapp Shareholders have in Pubco after the Closing?, page 7

2.    Revise your disclosure here and in your Unaudited Pro Forma Condensed Combined Financial Information section to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 8-11, 31-34 and 101-102 in response to the Staff’s comment.

Impact of the Business Combination on Pubco’s Public Float, page 25

3.    You disclose on pages 7 and 25 that CIIG II’s existing stockholders including the Sponsor will own approximately 45.6% of the issued and outstanding Pubco Ordinary Shares upon completion of the Business Combination. You also disclose on page 80 that these stockholders will own approximately 41.3% of the issued and outstanding Pubco Ordinary Shares upon completion of the Business Combination. Please revise to reconcile the discrepancies.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 93 in response to the Staff’s comment.

Selected Historical Financial Data of CIIG II, page 30

4.    Your Basic and Diluted Net Income (Loss) per Share amounts for the nine months ended September 30, 2022 disclosed in the Income Statement Data table do not appear consistent with the amounts disclosed on page F-23. Please revise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 39 in response to the Staff’s comment.

Risk Factors, page 36

5.    Please revise to describe the risks related to the director nomination agreement.

Response: The Company respectfully acknowledges the Staff’s comment. The Company will revise to note that pursuant to the Founder’s rights under the Director Nomination Agreement, the Founder will have the ability to nominate a majority of directors to Pubco’s board of directors so long as the Founder maintains certain investment thresholds. See the risk factor on page 84 added in response to the Staff’s comment.

6.    Revise to include a risk factor regarding the exclusive forum provision in your governing documents.

Response: In response to the Staff’s comment, the Company has added a risk factor on page 83 of Amendment No. 1.

If the net proceeds of this offering , page 75

7.    Explain why this risk factor applies to the transaction you are attempting to register.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 87 in response to the Staff’s comment.

Beginning in January 2022, page 77

8.    Please revise to clarify the meaning of the disclosure in this risk factor and its applicability to Zapp.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 89 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information, page 85

9.    Refer to footnote (2) to the table on page 86. Please revise to also discuss the exclusion of earnout shares. In this regard, we note from your disclosure on page 86 that 8,518,290 Pubco Ordinary Shares may be issued to certain Zapp’s shareholders upon the satisfaction of certain earnout conditions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 102 of Amendment No. 1.

10.    We note from your disclosure on page 86 that consideration paid to Zapp’s shareholders upon the closing of the Business Combination includes a number of Pubco Ordinary Shares equal to the amount of any convertible financing received by Zapp in excess of $20,000,000 in the aggregate and actually converted to ordinary common shares of Zapp in advance of the closing divided by the effective conversion price. Please revise footnote (3) to the table on page 86 to clarify whether those shares are included in the amounts disclosed in the table.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 102 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Statement of Financial Position, page 89

11.    Please disclose the pro forma common stock issued and outstanding on the face of the pro forma balance sheet.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 104 of Amendment No. 1.

12.    Please revise your pro forma adjustment 4(E) to include the $20,000,000 transaction costs as a cash adjustment rather than reflecting those costs and an adjustment to accrued expenses. In this regard, we believe this will result in a more appropriate depiction of your pro forma cash balance.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 108 of Amendment No. 1.

Note 4 - Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position, page 94

13.    Refer to Adjustment 4(K). We note the earnout shares are expected to be recognized at fair value of $72.6 million upon the closing of the Business Combination and classified as equity. Please disclose and more fully explain how you determined the fair value of the earnout shares, including the material assumptions, and provide a sensitivity analysis that discloses the potential impact changes in the post-merger stock price would have on the pro forma balance sheet and pro forma statement of net loss

Response: In response to the Staff’s comment, the Company has revised the disclosure to include the fair value approach of the earn out shares and the significant assumptions on pages 108-109 of Amendment No. 1. However, the Company has respectfully advised the Staff that the earnout is not remeasured in the post-merger period as it is classified as equity. The stock compensation expense is recognized based on the grant-date fair value.

Note 5 - Adjustments to Unaudited Pro Forma Condensed Combined Statement of Profit or Loss, page 95

14.    Refer to adjustment 5(G). Please revise to disclose the number of potentially dilutive securities that have been excluded from pro forma loss per share calculations because they are anti-dilutive.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 110 of Amendment No. 1.

Comparative per Share Data, page 96

15.    It appears that the shares subject to possible redemption are excluded from the numerator (i.e., total equity) but are included in the denominator (i.e., total shares outstanding) in your calculation of book value per share for CIIG II as of September 30, 2022. Please tell us why you believe your calculation is appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 111 of Amendment No. 1.

The Background of the Business Combination, page 102

16.    Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, valuation, structure, consideration, proposals and counter-proposals, and the minimum cash amount. In your revised disclosure, please explain the reasons for the terms, such as the initial terms proposed in the LOI, each party’s position on the issues, and how you reached agreement on the final terms.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 120, 123, 124 in response to the Staff’s comment.

17.    Revise to explain in more detail the discussion of the company’s financials that occurred on September 27, 2022.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 120 in response to the Staff’s comment.

CIIG II’s Board of Directors’ Reasons for the Approval of the Business Combination, page 107

18.    Please expand to discuss in greater detail the matters specified in the last three bullet points on page 108 and how those matters relate to and support the board’s decision regarding the transaction and its valuation of Zapp, including the valuations referenced on page 34 of your investor presentation in the Form 8-K dated November 22, 2022. Likewise, if the board reviewed projected or prospective financial information of Zapp in connection with the Business Combination, revise to include such information in the proxy statement/prospectus and explain how it relates to the board’s conclusions and reasons for the transaction.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 126-127 in response to the Staff’s comment.

19.    Revise to clarify the reference to “financial advisors” and how the consultations you mention support the board’s conclusions.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 126 in response to the Staff’s comment.

Materia U.S. Federal Income Tax Considerations, page 127

20.    Reconcile your disclosure on page 13 regarding an inability to opine with Exhibit 8.1 in your exhibit index. In this regard, it appears that the tax consequences described in this section are material and/or unusual or complex and, therefore, a tax opinion is required. Please refer to Staff Legal Bulletin No. 19 for guidance on the form and content of tax opinions.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the discussion on pages 16-17 to indicate that, while the parties intend for the Business Combination to qualify as a Section 351 Exchange, due to factual and legal uncertainties as to whether the Business Combination qualifies as a Reorganization, no opinion of counsel will be provided with respect to the Business Combination’s qualification as a Reorganization. Additionally, we have attached an Exhibit 8.1 opinion to Amendment No. 1.

Zapp’s Manufacturing Approach, page 149

21.    We note your disclosure that “Summit will be responsible for the procurement of [y]our parts.” We also note your disclosure that you “source [y]our bodywork from composites with green-to-make materials...” Please expand your disclosure to discuss what oversight you have, if any, over the supply chains through which Summit will procure your components in its manufacturing process.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 168-169 of Amendment No. 1.

Charging Solution, page 150

22.    Please disclose who manufactures your charging solutions and the nature of your arrangement with them, if applicable.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 169 to include a description of the Company’s charging solutions manufacturer. The Company respectfully advises the Staff that due to commercial sensitivity, the name of the manufacturer has not been disclosed. Through the Company’s supply chain development process, the Company believes that there are alternative and comparable manufacturers available and continues to evaluate opportunities with other manufacturers.

Establishing contract manufacturing capacity, page 162

23.    Refer to the disclosure here, page 149 and elsewhere regarding the increase in production to 300,000. Clarify whether Summit has the current capacity to produce that number of units of your product or whether it needs to expand its capacity. If it needs to expand capacity, clarify who will fund that expansion.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 168-169 of Amendment No. 1.

Liquidity and Capital Resources, page 166

24.    Please quantify and more fully disclose and discuss your short and long term liquidity requirements and priorities, including potential changes in your priorities based on the impact of changes in the amount of cash available to the post-merger company due to the amount of cash redemptions by shareholders, and your planned delivery of i300 in 2023.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 185-186 of Amendment No. 1.

Officer and Director Compensation, page 185

25.    Please ensure your disclosure with regard to Officer and Director Compensation is updated for 2022.

Response: The Company respectfully acknowledges the Staff’s comment and advises that no officer or director compensation was paid by CIIG II for the year ended December 31, 2022 and has revised the disclosure on pages 207 and 210 in response to the Staff’s comment.

Where you can find more information, page 235

26.    Please tell us the authority on which you relied to include the second paragraph of this section.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 257 in response to the Staff’s comment.

Exhibits

27.    Please file your manufacturing agreement with Summit as an exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company advises the Staff that it has submitted the redacted agreement with Summit as Exhibit 10.8 pursuant to Section 601(b)(10)(iv) of Regulation S-K.

General

28.    With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company and CIIG II confirm that the Sponsor is not, nor is it controlled by, or has substantial ties, with a non-U.S. person. No other person or entity associated with, or otherwise involved in the transaction, is controlled by, or has substantial ties with a non-U.S. person. As such, the Company does not believe there is a risk that the initial business combination will be subject to review by a U.S. government entity.

29.    Please quantify the aggregate dollar amount and describe the nature of what the sponsor, its affiliates, and the anchor investors have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 14, 30, 92, 113 and 130 in response to the Staff’s comment.

30.    Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 14, 30, 92, 113 and 130 in response to the Staff’s comment.

31.    Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 14, 30, 92, 114 and 130 in response to the Staff’s comment.

32.    Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 77 in response to the Staff’s comment.

33.    Please disclose the sponsor, its affiliates’, and the anchor investors’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 196-197 in response to the Staff’s comment.

34.    We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. Please also disclosure whether the anchor investors have agreed to waive their redemption rights.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the notice to stockholders and pages 13, 15, 18, 29, 91, 112, 129 and 199 in response to the Staff’s comment.

35.    We note your disclosure that the anchor investors have entered into separate agreements with your sponsor pursuant to which the anchor investors will purchase founders shares and private warrants upon the closing of the business combination. Please revise to explain the purpose of this agreement and to provide more prominent disclosure, wherever applicable, related to these agreements, and expand your disclosure to describe the material terms of the agreements, including the selling price of securities and obligations of the parties. Please also file these agreements as exhibits to your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the notice to stockholders and pages 12, 13, 14, 29, 30, 91, 92, 112, 113, 114, 129, 130, 195-197 and 199 in response to the Staff’s comment. The Company acknowledges the Staff’s comment and advises the Staff that it considered whether to file the anchor investor agreements as an exhibit to Amendment No. 1 pursuant to Item 601 of Regulation S-K, and concluded that it is not required to file such agreement as an exhibit. Item 601(b)(10)(i)(B) of Regulation S-K does not require the filing of the anchor investor agreements since the registrant is not a party to such agreements.

36.    Please tell us whether you have entered into any agreements to ensure that the business combination is closed and that the minimum net tangible assets condition is met.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as of the date hereof, no agreements have been entered into to ensure that the business combination is closed and that the minimum net tangible assets condition is met.

37.    We note that Barclays Capital Inc. is ending its role with respect to the business combination. Please revise to describe Barclays’ role and explain how its resignation may impact the transaction. Please provide us with any correspondence between Barclays and CIIG Capital Partners II, Inc. relating to Barclays’ resignation. Note that this comment is not limited to paper correspondence.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the notice to stockholders, and on pages 17, 18, 36, 86 and 124-125 in response to the Staff’s comment. Concurrently with this filing, a supplemental letter has been delivered to the Staff under separate cover containing the requested correspondence on a supplemental basis pursuant to Rule 418(b) as promulgated under the Securities Act of 1933, as amended (the “Securities Act”), for the use of the Staff in evaluating the Company’s disclosure and requests that the Staff destroy these supplemental materials upon completion of its review.

38.    Please tell us whether Barclays was involved in the preparation of any disclosure that is included in the registration statement, or material underlying disclosure in the registration statement, including but not limited to the disclosure regarding the summary of the financial analyses prepared by Zapp’s management and reviewed by the board of directors of CIIG Capital Partners II or the projected financial information of Zapp. If Barclays was involved in preparing this disclosure, please also include a risk factor describing their role in connection with the preparation of the registration statement and the valuation of Zapp and that they disclaim any liability in connection with such disclosure included in the registration statement. If applicable, please also disclose the rationale for continuing to rely on information disclaimed by the professional organization associated with or responsible for such information.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the notice to stockholders, and on pages 17-18, 36, 86 and 124-125 in response to the Staff’s comment.

39.    Please disclose whether Barclays assisted in the preparation or review of any materials reviewed by CIIG Capital Partners II’s board of directors or management as part of their services to Zapp and whether Barclays has withdrawn its association with those materials and notified CIIG Capital Partners II of such disassociation. For context, include that there are similar circumstances in which a financial institution is named and that Barclays’ resignation indicates it is not willing to have the liability associated with such work in this transaction.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 125 in response to the Staff’s comment.

40.    Please provide us with the engagement letter between Barclays and CIIG and/or Zapp. Please disclose any ongoing obligations of the Company pursuant to the engagement letter that will survive the termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on the Company in the registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that none of the IPO Underwriters has been engaged by CIIG II, the Sponsor, Zapp or Pubco in connection with the Business Combination. CIIG II does however have ongoing obligations to the IPO Underwriters pursuant to the Underwriting Agreement filed as Exhibit 1.1 to CIIG II’s Form 8-K filed on September 17, 2021, entered into in connection with CIIG II’s IPO, and we have revised the disclosure on page 125 in response to the Staff’s comment.

41.    Please provide us with a letter from Barclays stating whether it agrees with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with Barclays and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If Barclays does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Additionally, please indicate that Barclays withdrew from its role and forfeited its fees, if applicable, and that the firm refused to discuss the reasons for its resignation and forfeiture of fees, if applicable, with management. Clarify whether Barclays performed substantially all the work to earn its fees.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the notice to stockholders, and on pages 17-18, 36, 86 and 124-125 in response to the Staff’s comment. As noted in our revised disclosure, the Company advises that each of the IPO Underwriters has declined to provide such letter.

42.    Please revise your disclosure to highlight for investors that Barclays’ withdrawal indicates that it does not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, revise your disclosure to caution investors that they should not place any reliance on the fact that Barclays has been previously involved with the transaction.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page in the notice to stockholders, and on pages 17-18, 86 and 124-125 in response to the Staff’s comment.

43.    Please discuss the potential impact on the transaction related to the resignation of Barclays. We note that Barclays was an underwriter for the IPO of the SPAC. If Barclays would have played a role in the closing, please revise to identify the party who will be filling Barclays’ role.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on in the notice to stockholders in response to the Staff’s comment.

44.    Please disclose any fees paid or due to Barclays in connection with its role. If any of these fees will be forfeited by their resignation, please revise to disclose this information.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the notice to stockholders, and on pages 17-18, 36, 86 and 124-125 in response to the Staff’s comment.

45.    We understand that Barclays, the lead underwriter in your SPAC IPO, intends to waive the deferred underwriting commissions that would otherwise be due to it upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the SPAC’s current relationship with Barclays. Revise your pro forma financial information and relevant disclosure referring to the payment of deferred underwriting commissions.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the notice to stockholders, and on pages 17-18, 36, 86 and 124-125 in response to the Staff’s comment.

46.    Please describe what relationship existed between Barclays and CIIG Capital Partners II after the close of the IPO, including any financial or merger-related advisory services conducted by Barclays. For example, clarify whether Barclays had any role in the identification or evaluation of business combination targets.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on in the notice to stockholders, and on pages 86 and 124-125 in response to the Staff’s comment.

47.    Please tell us whether you are aware of any disagreements with Barclays regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that Barclays was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet Barclays is waiving such fees and disclaiming responsibility for the Form F-4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 86 and 125 in response to the Staff’s comment.

48.    Disclose whether Barclays provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why Barclays was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that Barclays has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 86 and 125 in response to the Staff’s comment.

49.    We note statements “other than as disclosed elsewhere in this proxy statement/prospectus” on page 173 and “except as disclosed otherwise in this proxy statement/prospectus” on page 206. Please revise to include all applicable and related disclosure in the same location so that investors do not have to piece together significant aspects of your business, operations and share capital from multiple locations in your document.

Response: In response to the Staff’s comment the Company has revised the disclosure on pages 193 - 228 of Amendment No. 1.

50.    Please revise to clarify when during 2023 you expect to launch sales of your product.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 49, 173 And 183 of Amendment No. 1. The Company plans to begin the marketing launch of the i300 during the second quarter of 2023 and begin delivering the i300 the third quarter of 2023.

51.    Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: In response to the Staff’s comment, the Company has added a risk factor on page 89 of Amendment No. 1.

***

Please do not hesitate to contact the undersigned at +65 6437 5464, with any questions or comments regarding any of the foregoing.

Very truly yours,

    /s/ Sharon Lau

Sharon Lau

                           of LATHAM & WATKINS LLP

cc:	Swin Chatsuwan, Kiattipong Arttachariya, Zapp Electric Vehicles Limited

F. Peter Cuneo, Gavin Cuneo, Michael Minnick, CIIG Capital Partners II, Inc.

Alice Hsu, Orrick, Herrington & Sutcliffe LLP

Ackneil Muldrow, III, Weil, Gotshal & Manges LLP